UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated May 9, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007 , October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. (the “Company”) Presents Its Translated From Hebrew Interim Financial Statements as of March 31, 2012

Attached hereto is an English translation (from Hebrew) of our interim financial statements and additional information as submitted on the Tel Aviv Stock Exchange.

The following documents are included:

A.   Board of Directors’ Report as of March 31, 2012.

B.   Reviewed Condensed Consolidated Financial Statements as of March 31, 2012.

C.   Separate Financial Information as of March 31, 2012 in accordance with Regulation 38d of the Israeli Securities Regulations (Periodical and Immediate Reports) - 1970.

D.   Interim Report on the Effectiveness of Internal Control over Financial Reporting and Disclosure Pursuant to Regulation 38c(a) of the Israeli Securities Authority.

XTL BIOPHARMACEUTICALS LTD.

DIRECTORS’ REPORT ON THE COMPANY’S STATE OF AFFAIRS

AS OF MARCH 31, 2012

The board of directors of XTL Biopharmaceuticals Ltd. (“the Company”) hereby presents the Company directors’ report for the three month period ended March 31, 2012.

The data presented in this report relate to the Company and its subsidiaries on a consolidated basis (“the Group”), unless explicitly stated otherwise.

The directors’ report contains, among others, a brief description of the Company’s business, its financial position, an analysis of operating results and the effect of events during the reported period on the data in the consolidated financial statements of the Company as of March 31, 2012 (“the financial statements”). The directors’ report was prepared based on the assumption that the reader also has at its disposal the directors’ report for the year ended December 31, 2011.

1.	PART 1 - THE BOARD OF DIRECTORS’ EXPLANATIONS FOR THE STATE OF THE CORPORATION’S BUSINESS

1.1	A brief description of the Company’s business

The Company was incorporated under the Israeli Companies Ordinance on March 9, 1993. The Company is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm.

As of the reporting date, the Company is in the planning and preparation stages for implementing Phase 2 clinical trial of rHuEPO drug designed to treat cancer patients with multiple myeloma. As part of these preparations, the Company conducts a research which includes collection of data relating to the level of specific proteins in the blood of a group of patients with multiple myeloma, which will assist in focusing the Phase 2 clinical trial protocol. These collected research data will be integrated in the Phase 2 clinical trial of rHuEPO drug. The Company’s management and its advisors estimate that receipt of an approval to commence a Phase 2 clinical trial is expected by the end of 2012.

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On May 29, 2011, the Company has received from the U.S. Food and Drug Administration (FDA), a sub-unit of the Health and Human Services (HHS), an orphan drug designation for its rHuEPO drug for the treatment of multiple myeloma blood cancer for which it owns a patent through 2019.

An “orphan drug” is defined as a drug for treating diseases that affect a small number of people. In the U.S. an “orphan drug” is defined as a disease affecting fewer than 200,000 people a year. To encourage the development of drugs for these diseases, the different regulatory authorities grant benefits and incentives to developers. The main standard benefit of orphan drugs in the U.S. is receiving seven years marketing exclusivity from the date of approval by the FDA, as far as the FDA gives such approval. Other benefits include local U.S. tax credits on research and development expenses and waiver of FDA filing fees.

On March 24, 2011, the Company has entered into a term sheet to acquire the activity of MinoGuard Ltd. (“MinoGuard”), which was founded by Mor Research Applications Ltd. (“Mor”), by an exclusive license to use MinoGuard’s entire technology, including the SAM-101 drug, a combined drug for the treatment of mental disorders focusing on schizophrenia disorder in return for royalties on sales and milestone payments throughout the clinical development process, without making any other payment. This drug is based on a combination of existing anti-psychotic drugs and a recognized medicinal compound (Minocycline).

On November 30, 2011, after all the closing conditions had been met, MinoGuard transaction was completed. For additional details regarding the MinoGuard agreements, see Note 15a to the consolidated financial statements for 2011.

Further, the Company has certain milestone rights in the development of treatment for Hepatitis C (“DOS”) from Presidio Pharmaceuticals Inc., a U.S. biotechnology company.

The following are the Company’s subsidiaries (all are wholly-owned):

a.	Xtepo Ltd. (“Xtepo”) - an Israeli privately-held company incorporated in Israel in November 2009 and which holds the exclusive license to use a patent of EPO drug for multiple myeloma (see also Note 1 to the Company’s financial statements).

b.	XTL Inc. (“XTL Inc.”) - a U.S. company incorporated in 1999 under the laws of the State of Delaware and was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, (a sub-subsidiary of the Company) - XTL Development Inc. (“XTL Development”), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain (“Bicifadine”) . In March 2010, the Company terminated the agreement with DOV Pharmaceutical Inc. (“DOV”), the owner of the Bicifadine patent, and all rights under the agreement were reverted to DOV in coordination with it.

As of the date of the approval of the financial statements, the companies XTL Inc. and XTL Development are inactive.

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The Company is a public company traded on the Tel-Aviv Stock Exchange and its American Depository Receipts (ADRs) are quoted on the Pink Sheets.

In March 2012, the Company completed a capital raise through a private placement and exercise of warrants (series 2) with total net proceeds of approximately $ 3.75 million (approximately NIS 14.1 million). For further details, see 1.2.4 and 1.2.5 below.

1.2	Significant events during the period

1.2.1	On January 29, 2012, 39,000 options which had been granted in 1997 to a service provider expired.

1.2.2	On February 13, 2012, the Company announced the convening of an annual general meeting of the Company’s shareholders whose agenda would be the following proposed resolutions:

1.2.2.1	To reappoint directors - to reappoint, on an individual basis, Amit Yonay, Marc Allouche and David Grossman as directors in the Company until the next annual meeting.

1.2.2.2	To reappoint external directors - to reappoint, on an individual basis, Dafna Cohen and Jaron Diament as external directors in the Company for another term (second) from March 19, 2012.

1.2.2.3	To approve a conditional bonus award to the Company’s CEO - if the Company effects a fund raising during a period of 36 months from the date of this resolution, the Company will pay the CEO a bonus equal to 1.2% of the above fund raising amount up to a maximal amount of $ 200 thousand.

1.2.2.4	Subject to the approval of section 1.2.2.2 above, the Company will allocate to each of the external directors, at no consideration, 150,000 unregistered options to purchase 150,000 Ordinary shares of the Company of NIS 0.1 par value each (a total of 300,000 options) at an exercise price equal to NIS 0.58633 per share. According to the provisions of IFRS 2, the fair value of all options on the grant date using the Black-Scholes model was approximately $ 79 thousand on the date of the approval of the general meeting of the Company. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period.

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On March 19, 2012, the annual general meeting of the Company’s shareholders was convened and all the issues discussed above were approved.

1.2.3	On March 14, 2012, the Company signed a strategic collaboration framework agreement with Clalit Health Services - Clalit Research Institute Ltd. (“the Institute”) and Mor Research Applications Ltd. according to which the Institute provides the Company with the right to receive contents which are based on the Institute’s database in connection with technologies that stem from inventions and patents of Clalit Health Services’ physicians, in projects whose content shall be agreed upon by the Company, the Institute and Mor in advance and in writing.

In consideration for the above, the Company shall pay the Institute the cost basis related to the Institute’s activity in the framework of any project plus an additional 10% of the total royalties Mor is entitled pursuant to its agreements with the Company in connection with each technology where rights were granted to the Company.

This agreement may be terminated by giving a written and advance notice of 180 days by any of the parties on condition that all joint active projects have reached their end.

The Company estimates that access to data through this agreement will enable the Company to evaluate safety and efficacy data of the technologies in development as well as technologies where development has not yet commenced.

1.2.4	In March 2012, holders of the Company’s warrants exercised 4,795,000 warrants (series 2) into 4,795,000 Ordinary share of NIS 0.1 par value each at an exercise price equal to NIS 1.05 per share for the total of approximately $ 1.35 million (approximately NIS 5.0 million).

1.2.5	On March 18, 2012, the Company’s Board approved a private placement to institutional and private investors (foreign as well as Israeli) for the total of approximately $ 2.4 million (approximately NIS 9.1 million). According to the private placement, the Company allocated 11,560,362 Ordinary shares of the Company of NIS 0.1 par value each, 3,853,454 warrants (series A) and 1,926,727 warrants (series B).

A-4

Warrants (series A) are exercisable into one Ordinary share of NIS 0.1 par value from the date of allocation (March 18, 2012) to September 17, 2012 at an exercise price equal to NIS 1.046 per share, linked to the U.S. dollar.

Warrants (series B) are exercisable into one Ordinary share of NIS 0.1 par value from the date of allocation (March 18, 2012) to March 17, 2015 at an exercise price equal to NIS 1.124 per share, linked to the U.S. dollar.

1.3	The financial position, operating results, liquidity and financing resources

The Company has recurring losses and no revenues from operations at this stage and it is dependent on external financing sources. In March 2012, the Company raised through a private placement and exercise of tradable warrants a total net proceeds of approximately $ 3.75 million (for additional details, see 1.2.4 and 1.2.5 above). The Company’s management believes that given the Company’s current business plan, the balances of cash and cash equivalents together with the balances of short-term deposits will enable the Company to fund its activities through at least into 2014. However, the actual amount of cash that the Company will need to fund its operations is subject to many factors, including, but not limited to, the timing, design and execution of the clinical trials of our existing drug candidates, any future projects which may be in-licensed or any other business development activities. For example, changing circumstances and/or in-licenses of new technologies may cause the Company to consume capital significantly faster than the management currently anticipation and the Company may need to spend more money than currently expected because of circumstances beyond its control.

The Company will incur additional losses in 2012 from research and development activities and from current operation which will be reflected in negative cash flows from operating activities. Accordingly, in order to complete the clinical trials to bring a product to market the Company will need to raise additional cash in the future through the issuance of equity securities. However, if the Company is not be able to raise additional capital at acceptable terms, the Company may be required to reduce operations or sell or license to third parties some or all of our technologies.

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1.3.1 The financial position

Balance sheet highlights (U.S. dollars in thousands)

	March 31, 2012		December 31, 2011
Line item	Amount	% of total balance sheet	Amount	% of total balance sheet
	$000		$000

Total balance sheet	7,613	100%	4,073	100%
Equity	6,862	90%	3,444	85%
Current assets	5,124	67%	1,584	39%
Property, plant and equipment	32	0%	32	1%
Intangible assets	2,457	32%	2,457	60%
Short-term liabilities	751	10%	629	15%

Equity

The Company’s equity as of March 31, 2012 was approximately $ 6,862 thousand, an increase of approximately $ 3,418 thousand from December 31, 2011, representing about 90% of total balance sheet compared to 85% of total balance sheet as of December 31, 2011. The increase in equity is a result of the fundraising which the Company effected under a private placement and exercise of warrants (series 2) by the holders of the warrants from March 2012 with total net proceeds of approximately $ 3.75 million (see 1.2.4 and 1.2.5 above), less the loss for the period.

Assets

Total current assets as of March 31, 2012 was approximately $ 5,124 thousand, an increase of approximately $ 3,540 thousand, compared to approximately $ 1,584 thousand as of December 31, 2011. The change is primarily a result of increase in the items cash and short-term deposits as explained below.

The Group’s carrying amount of cash and short-term deposits as of March 31, 2012 totaled to approximately $ 5,013 thousand, an increase of approximately $ 3,518 thousand, compared to the balance of cash and short-term deposits of approximately $ 1,495 thousand as of December 31, 2011. The increase is primarily a result of cash received under fundraising through private placement and exercise of tradable warrants (series 2), as above, less the negative cash flows from operating activities in the reporting period.

A-6

The carrying amount of accounts receivable in the statement of financial position as of March 31, 2012 totaled approximately $ 90 thousand, compared to approximately $ 68 thousand as of December 31, 2011.

Property, plant and equipment as of March 31, 2012 and December 31, 2011 totaled approximately $ 32 thousand - with no material change.

The carrying amount of intangible assets as of March 31, 2012 was approximately $ 2,457 thousand with no material change compared to December 31, 2011, and comprises mainly the license to rHuEPO drug for multiple myeloma which was acquired in the Bio-Gal transaction from August 3, 2010.

Current liabilities

The carrying amount of current liabilities as of March 31, 2012 totaled approximately $ 751 thousand, compared to approximately $ 629 thousand as of December 31, 2011. The increase is primarily a result of the growth in the line item suppliers and service providers, among others, legal and consulting services in connection with the private placement of March 2012 and, in addition, growth in the line item employees which reflects the liability to employees and senior officers for a bonus in respect of the fundraising as discussed above.

1.3.2	An analysis of the operating results

Condensed statements of income (U.S. dollars in thousands)

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	$000

Research and development expenses	17	43	158
General and administrative expenses	384	291	1,078
Other gains, net	-	-	12

Operating loss	(401)	(334)	(1,224)
Finance income, net	32	32	17

Loss for the period attributable to equity holders of the Company	(369)	(302)	(1,207)

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Research and development expenses

Research and development expenses in the three months period ended March 31, 2012 totaled approximately $ 17 thousand, compared to approximately $ 43 thousand in the corresponding period of last year. Research and development expenses comprise mainly expenses involved in the preparation to carry out the rHuEPO drug Phase 2 clinical trial designed to treat cancer patients with multiple myeloma comprising, among others, costs in connection with collection of data relating to the level of proteins in the blood of patients with multiple myeloma, medical regulation, clinical insurance and other medical consulting costs. The decrease in expenses compared to the corresponding period of last year is primarily attributable to completing the amortization of the exclusive right to examine medical technology in the field of the immune system at the end of 2011.

General and administrative expenses

General and administrative expenses in the three months period ended March 31, 2012 totaled approximately $ 384 thousand, compared to approximately $ 291 thousand in the corresponding period of last year. The increase is principally explained by the increase in the line item service providers (technology consulting) increase in expenses for share-based payment to external directors in the Company after the grant of warrants in March 2012 and also an increase in the line item employees which reflects the liability to employees and senior officers for a bonus in respect of the fundraising of March 2012 as discussed above.

Other income

The Company had no other income in the three month period ended March 31, 2012 and in the corresponding period of last year.

Finance income (net)

Finance income, net in the three months period ended March 31, 2012 totaled approximately $ 32 thousand, with no change compared to the corresponding period of last year. This finance income derives mainly from interest income on short-term bank deposits and from exchange differences in relation to the Company’s functional currency (dollar) on the net amount of the monetary NIS-assets.

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Taxes on income

The Company had no tax expenses (income) in the three month period ended March 31, 2012 and in the corresponding period of last year.

Loss for the period

Loss in the three month period ended March 31, 2012 totaled approximately $ 369 thousand, compared to loss of approximately $ 302 thousand in the corresponding period of last year. The increase in loss is principally explained by the increase in the line item service providers (technology consulting) increase in expenses for share-based payment to external directors in the Company and also an increase in the line item employees which reflects the liability to employees and senior officers for a bonus in respect of the fundraising of March 2012 offset by a decrease in research and development expenses primarily due to completing the amortization of the exclusive right to examine medical technology in the field of the immune system at the end of 2011.

Basic and diluted loss in the three months period ended March 31, 2012 amounted to approximately $ 0.002 per share, with no change compared to the corresponding period of last year. The loss for the period which was higher compared to the corresponding period of last year offset the effect of the increase in the number of shares used in the computation of loss per share in the period which included the number of shares issued under the private placement and the exercise of warrants from March 2012 in average over the period since their issuance.

Cash flows

Cash flows used in operating activities in the three months period ended March 31, 2012 totaled approximately $ 283 thousand, compared to cash flows used in operating activities of approximately $ 409 thousand in the corresponding period of last year, a decrease of approximately $ 126 thousand. The change is attributable to the fact that in the corresponding period of last year the Company settled current liabilities to suppliers, service providers and other payables in respect of previous periods close to the fundraising under the Israeli public prospectus which was completed in March 2011 and according to the payment terms.

Cash flows provided by investing activities in the three months period ended March 31, 2012 totaled approximately $ 981 thousand which were mainly provided by the maturity of a short-term deposit (more than 3 months) which was paid into the current account, compared to cash flows used in investing activities of approximately $ (1,852) thousand in the corresponding period of last year which are primarily a result of placing the cash received from fundraising under the Israeli public prospectus from March 7, 2011 in short-term deposits.

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Cash flows provided by financing activities in the three months period ended March 31, 2012 totaled approximately $ 3,770 thousand and they stem from a fundraising under the private placement and the exercise of warrants (series 2). In the corresponding period of last year, cash flows provided by financing activities totaled $ 1,766 thousand and they stem from fundraising under the Israeli public prospectus from March 7, 2011, as above.

1.3.3	Financing resources

The Group has no revenues from operations at this stage and it funds its operations from its own capital and from current credit from suppliers and service providers. As of March 31, 2012, the Company’s balance of cash and cash equivalents and short-term deposits amounted to approximately $ 5,034 thousand. During the period, in March 2012, the Company raised under a private placement and exercise of warrants (series 2) a total net amount of approximately $ 3.75 million (see 1.2.4 and 1.2.5 above).

2.	PART 2 - EXPOSURE TO MARKET RISKS AND THEIR MANAGEMENT

2.1	Exposure to market risks and their management

a.	The person responsible for managing market risks in the Group is Ronen Twito, the Company’s Deputy CEO and CFO.

b.	Description of the market risks to which the Group is exposed - the Group’s activities expose it to a variety of market risks including the changes in the exchange rates of the NIS in relation to the dollar (the Company’s functional currency).

c.	The Group’s policy in managing market risks - on March 29, 2012, the Board determined that the Company’s management is authorized to act to hold NIS at the required amount for the repayment of NIS-denominated liabilities from time to time and as timely suitable for a consecutive period of nine to twelve months each time.

d.	Supervision of risk management policy - the Group identifies and assesses the principal risks facing it. The financial risks management is performed by the Group subject to the policy approved by the Company’s Board.

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2.1.1	Exchange rate risk

Substantially all of the Company’s expenses are denominated in dollars against which the Company holds its available liquid resources in or linked to dollars. Nevertheless, some of the Company’s expenses are denominated in NIS, which creates exposure to the changes in the exchange rate of the NIS in relation to the dollar. The Company acts to minimize the currency risk by holding its liquid resources in NIS up to the amount of its liabilities in NIS based on management anticipation, as above.

As a hedge against economic exposure, which does not significantly contradict the accounting exposure, the Company holds substantially all of its current assets in or linked to dollar.

2.1.2	Risks arising from changes in the economic environment and the global financial crisis

In recent years, the world has experienced several events both in the political-security realm and in the economic realm which have trembled the international markets in general and the Israeli market in particular. The noteworthy of these events in the political-security realm are the violent turmoil in neighbor countries which in part have led to dramatic changes in regimes as well as escalated world tension against Iran on the background of its nuclear program.

As for the economic crisis which already lasts for several years, during the recent year, the European economic condition has deteriorated as reflected, among others, by lowering the credit rating of several countries in the euro-block by international rating agencies including France, Spain, Italy, Ireland, Greece, Portugal, Belgium, Cyprus and Slovenia. These credit downgrades have led to resignation of prime ministers in part of the countries because they were asked to endure extensive budget cuts.

Also, in 2011, one of the rating companies lowered the credit rating of the U.S.

The Company’s management estimates that since the Group’s investment policy is to invest only in bank deposits in currencies that are used for its current needs (dollar, which is the Group’s functional currency and NIS - based on its needs and the Board’s decision), it is not directly exposed to changes in the market prices of quoted securities. Also, since the Group is in development stages and has no revenues from operations at this stage and its expenses budget relies on several suppliers and service providers the events described above have relatively low impact on its results, compared to selling products companies.

A-11

Nevertheless, since the Group funds its operation mainly from its own capital, as noted above, the events described above may have a significant effect on the Group’s ability to raise funds in the future in order to finance its plans and activity which may require the Company to limit its activity, sell or out-license to third parties some or all of its technologies (see Note 1b to the financial statements).

2.2	Report of linkage basis

Linkage basis of balance sheet items as of March 31, 2012:

	U.S.$	NIS	Other currencies	Non- monetary	Total
	$000
Assets:

Cash and cash equivalents	2,515	2,097	1	-	4,613
Short-term deposits	400	-	-	-	400
Accounts receivable	-	51	-	39	90
Restricted deposits	-	21	-	-	21

	2,915	2,169	1	39	5,124
Liabilities:

Trade payables	95	11	1	-	107
Other accounts payable	310	334	-	-	644

	405	345	1	-	751

Monetary assets less monetary liabilities	2,510	1,824	-	39	4,373

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Linkage basis of balance sheet items as of March 31, 2011:

	U.S.$	NIS	Other currencies	Non monetary	Total
	$000
Assets:

Cash and cash equivalents	282	294	2	-	578
Short-term deposits	1,376	503	-	-	1,879
Accounts receivable	-	54	-	38	92
Restricted deposits	-	21	-	-	21

	1,658	872	2	38	2,570
Liabilities:

Trade payables	168	62	2	-	232
Other accounts payable	358	235	-	-	593

	526	297	2	-	825

Monetary assets less monetary liabilities	1,132	575	-	38	1,745

2.3	Sensitivity analysis

Reporting on the exposure to financial risks:

Sensitivity to changes in the exchange rate of the dollar in relation to the NIS:

	Gain (loss) from changes			Gain (loss) from changes
	+10%	+5%	31.3.2012	-5%	-10%
	$000

Cash and cash equivalents	210	105	2,097	(105)	(210)
Accounts receivable	5	3	51	(3)	(5)
Restricted deposits (short-term)	2	1	21	(1)	(2)
Trade payables	(1)	(1)	(11)	1	1
Other accounts payable	(33)	(17)	(334)	17	33

Exposure in the linkage balance sheet	183	91	1,824	(91)	(183)

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3.	PART 3 - CORPORATE GOVERNANCE ASPECTS

3.1	Policy of granting donations

As of the reporting date, the Company has not instituted a policy on granting donations and during the reporting period the Company has not made any donations.

3.2	Company’s internal auditor

There was no material modification to the data pertaining to the Company’s internal auditor as it was shown in the Company’s periodic report for the year ended December 31, 2011.

3.3	The Company’s Board

3.3.1	In the reporting period, 5 meetings of the Board were held, 2 meetings of the committee that examines the financial statements/the audit committee and one meeting of the compensation committee.

3.3.2	There was no material modification to the data pertaining to directors with accounting and financial qualifications as it was shown in the Company’s periodic report for the year ended December 31, 2011.

3.3.3	The Company did not adopt in its articles a provision regarding the tenure of independent directors.

3.3.4	After the reporting date, on April 12, 2012, Dr. Ben-Zion Weiner was nominated as an independent director in the Company. For additional information, see 4.1 - events after the reporting date below.

3.4	The Company’s auditor

There was no material modification to the data pertaining to the Company’s auditor as it was shown in the Company’s periodic report for the year ended December 31, 2011.

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3.5	Disclosure of the financial statements approval process

The Company’s Board transferred the overall responsibility to the financial statements to the members of the audit committee as the committee that examines the financial statements. Below are the names and details of the members of the committee that examines the financial statements:

Chairman of the committee - Jaron Diament, external director, expert in accounting and financing.

Dafna Cohen - external director, expert in accounting and financing.

Marc Allouche – independent director, expert in accounting and financing.

As for details of their qualifications, education, experience and knowledge, see chapter D regulation 26 to the Company’s periodic report for 2011.

At the time of their nomination, the committee’s members gave the Company a declaration pursuant to the provisions of article 3 of the Israeli Companies Regulations (Directives and Conditions for Approving Financial Statements), 2010 as to having accounting and financing qualifications in accordance with the Israeli Companies Regulations (Conditions and Tests of Director with Accounting and Financing Qualification and Director with Professional Qualification), 2005.

Several days before the meeting of the committee, the Company’s draft consolidated financial statements, draft directors’ report, draft report on separate financial information and draft report on the effectiveness of internal control over financial reporting and disclosure are delivered to the members of the committee.

The meeting of the committee that examines the financial statements which was held on May 6, 2012 was also attended, besides the members of the committee, by the Company’s CEO, David Grossman, the Deputy CEO and CFO, Ronen Twito, the Company’s legal advisor, Giora Gutman, Adv. and Ron Soulema, Adv. and a representative of the Company’s auditors (Kesselman & Kesselman, CPAs), Ido Heller, CPA.

At the meeting of the committee in which the financial statements are discussed, the CEO and the Deputy CEO and CFO review in a detailed manner the key points of the financial statements, the Company’s financial results, financial position and cash flows. This presentation comprises an analysis and it gives details of the composition of and movement in material items and a comparison is made to previous periods.

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In the meeting, a discussion is held in the issue of estimates and judgments made in connection with the preparation of the financial statements as well as valuations used in the preparation of the financial statements and internal controls over financial reporting. In the framework of the discussion, the auditors gave their reference to the review process and to the data in the financial statements. Also, the Company’s CEO and the Deputy CEO and CFO review significant transactions that were carried out and any changes that occurred in the Company during the reporting period compared to corresponding periods presented. In this framework, a discussion is held during which the members of the committee raise questions regarding the financial statements.

In the framework of the discussion, the committee forms its recommendation to the Board, among others, about the estimates and judgments made in connection with the financial statements, internal controls over financial reporting, overall financial statements disclosures and appropriateness, accounting policies adopted and the accounting treatment applied to the Company’s material issues, valuations and impairment losses of assets, including the assumptions and estimates used to support the data in the financial statements.

The committee that examines the financial statements transferred its recommendations to approve the financial statements to the Board’s members. The members of the Company’s Board believe that the recommendations of the committee that examines the financial statements have been transferred reasonably enough before the discussion, considering the scope and complexity of the recommendations. The Company’s Board stated that a minimum two-day difference between the meeting of the committee in the issue of the Company’s financial statements as of March 31, 2012 and the meeting of the Company’s Board in the issue of their approval would be considered a reasonable amount of time.

On May 9, 2012, after it was made clear that the financial statements reflect properly the financial position of the Company and its operating results, the Company’s Board approved the financial statements of the Company as of March 31, 2012 in the presence of the following directors: Amit Yonay (chairman), Dr. Ben-Zion Weiner, Dafna Cohen, Jaron Diament, Marc Allouche and David Grossman.

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4.	PART 4 - THE CORPORATION’S FINANCIAL REPORTING

4.1	Significant events after the reporting date

4.1.1	On April 12, 2012, the Company’s Board approved the nomination of Dr. Ben-Zion Weiner to be an independent director in the Company.

4.1.2	On April 12, 2012, the Company’s Board approved to allocate 1,810,000 options pursuant to the Company’s approved option plan as follows: 1,710,000 options to the Company’s Deputy CEO and CFO, 100,000 options to employees in the Company that are exercisable into 1,810,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.9 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the grant date (the date of approval by the Company’s Board), using the Black-Scholes model was approximately $399 thousand. The option term is for a period of 10 years from the grant date. The options are exercisable in twelve equal tranches every quarter over a three-year period.

The value of each option is based on the following assumptions: expected dividend of 0%, expected standard deviation of 153.85%, risk-free interest rate of 3.67%-4.22% and expected life of 5 to 6.5 years.

4.1.3	On April 12, 2012, the Company’s Board approved to convene an extraordinary general meeting on whose agenda is the allocation of 5,908,000 options pursuant to the Company’s approved option plan as follows: 4,408,000 options to Dr. Ben-Zion Weiner who acts as a director in the Company and 1,500,000 options to the Company’s CEO, David Grossman that are exercisable into 5,908,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.9 per share. The option term is for a period of 10 years from the grant date. The options will be exercisable in twelve equal tranches every quarter over a three-year period.

This grant of options is subject to the approval of the Company’s shareholders in the special shareholders’ meeting that will be held on May 22, 2012.

4.1.4	On April 12, 2012, the Company signed a non-binding letter of intent with a company (“the Target Company”) to acquire all of the share capital of the Target Company in consideration for shares of XTL as well as milestone payments throughout the clinical development of the Target Company’s products, in cash or in shares of XTL. To the best of the Company’s knowledge, the Target Company is developing combination therapies which are based on currently marketed drugs that treat two clinical conditions simultaneously: osteoarthritis pain or ADHD and hypertension.

A-17

To the best of the Company’s knowledge, the Target Company has been approved by the FDA to commence phase 3 trials with its drugs that treat osteoarthritis pain and hypertension. As of the date of the approval of the financial statements, a binding agreement between the parties has not yet been completed and the parties continue negotiations. The Company acts to complete the above transaction as soon as possible.

4.2	Critical accounting estimates

There was no material modification to the critical accounting estimates as it was shown in the Company’s periodic report for the year ended December 31, 2011.

May 9, 2012
Date	Amit Yonay, Chairman of the Board	David Grossman, CEO and Director

A-18

XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL INFORMATION

AS OF MARCH 31, 2012

UNAUDITED

INDEX

Page

Auditors’ Review Report	2

Condensed Consolidated Financial Statements - in U.S. dollars:

Statements of Financial Position	3

Statements of Comprehensive Loss	4

Statements of Changes in Equity	5

Statements of Cash Flows	6 - 7

Notes to Financial Statements	8 - 13

- - - - - - - - - - - -

B-1

Auditors’ review Report to the shareholders of XTL Biopharmaceuticals Ltd.

Introduction

We have reviewed the accompanying financial information of XTL Biopharmaceuticals Ltd (hereafter - the company) and its subsidiaries, which includes the condensed consolidated statement of financial position as of March 31, 2012 and the related condensed consolidated statement of comprehensive loss, changes in shareholders’ equity, and cash flows for the three-month period then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and they are also responsible to draw up interim financial information based on Chapter D to the Israel Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to what is said in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure provisions of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
May 9, 2012	Certified Public Accountants (Isr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

B-2

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4,613	578	123
Short-term deposits	400	1,879	1,372
Accounts receivable	90	92	68
Restricted deposits	21	21	21

	5,124	2,570	1,584

NON-CURRENT ASSETS:
Property, plant and equipment	32	37	32
Intangible assets	2,457	2,516	2,457

	2,489	2,553	2,489

Total assets	7,613	5,123	4,073

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	107	232	88
Other accounts payable	644	593	541

	751	825	629

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	5,772	5,335	5,335
Share premium and warrants	144,699	141,382	141,385
Accumulated deficit	(143,609)	(142,419)	(143,276)

Total equity	6,862	4,298	3,444

Total liabilities and equity	7,613	5,123	4,073

The accompanying notes are an integral part of the financial statements.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the financial statements by the Company’s Board: May 9, 2012.

B-3

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands (except loss per share data)

Research and development expenses	17	43	158
General and administrative expenses	384	291	1,078
Other gains, net	-	-	12

Operating loss	(401)	(334)	(1,224)

Finance income	33	35	24
Finance expenses	1	3	7

Finance income, net	32	32	17

Comprehensive loss attributable to equity holders of the Company	(369)	(302)	(1,207)

Basic and diluted loss per share (in U.S. dollars)	(0.002)	(0.002)	(0.006)

The accompanying notes are an integral part of the financial statements.

B-4

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Three months ended March 31, 2012
	Attributable to equity holders of the Company
	Share capital	Share premium and warrants	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2012 (audited)	5,335	141,385	(143,276)	3,444

Comprehensive loss for the period	-	-	(369)	(369)
Share-based payment to employees and others	-	-	36	36
Issue of shares and warrants	309	2,109	-	2,418
Exercise of warrants	128	1,205	-	1,333

Balance at March 31, 2012 (unaudited)	5,772	144,699	(143,609)	6,862

	Three months ended March 31, 2011
	Attributable to equity holders of the Company
	Share capital	Share premium and warrants	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2011 (audited)	4,993	139,983	(142,142)	2,834

Comprehensive loss for the period	-	-	(302)	(302)
Share-based payment to employees and others	-	-	25	25
Issue of shares and warrants	342	1,399	-	1,741

Balance at March 31, 2011 (unaudited)	5,335	141,382	(142,419)	4,298

	Year ended December 31, 2011
	Attributable to equity holders of the Company
	Share capital	Share premium and warrants	Accumulated deficit	Total
	U.S. dollars in thousands

Balance at January 1, 2011 (audited)	4,993	139,983	(142,142)	2,834

Comprehensive loss for the year	-	-	(1,207)	(1,207)
Issue of shares and warrants	342	1,399	-	1,741
Share-based payment to employees and others	-	-	73	73
Exercise of warrants	*)	3	-	3

Balance at December 31, 2011 (audited)	5,335	141,385	(143,276)	3,444

*)	Represents less than $ 1 thousand.

The accompanying notes are an integral part of the financial statements.

B-5

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Comprehensive loss for the period	(369)	(302)	(1,207)
Adjustments to reconcile loss to net cash used in operating activities (a)	86	(107)	(105)

Net cash used in operating activities	(283)	(409)	(1,312)

Cash flows from investing activities:

Decrease in restricted deposit	-	25	25
Decrease (increase) in short-term bank deposits	982	(1,865)	(1,377)
Purchase of property, plant and equipment	(1)	(9)	(12)
Other investments	-	(3)	(8)

Net cash provided by (used in) investing activities	981	(1,852)	(1,372)

Cash flows from financing activities:

Proceeds from issue of shares and warrants	2,437	1,766	1,741
Proceeds from exercise of warrants	1,333	-	3

Net cash provided by financing activities	3,770	1,766	1,744

Increase (decrease) in cash and cash equivalents	4,468	(495)	(940)

Gains (losses) from exchange differences on cash and cash equivalents	22	7	(3)

Cash and cash equivalents at the beginning of the period	123	1,066	1,066

Cash and cash equivalents at the end of the period	4,613	578	123

The accompanying notes are an integral part of the financial statements.

B-6

XTL BIOPHARMACEUTICALS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended March 31,		Year ended December 31,
		2012	2011	2011
		Unaudited		Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	1	25	94
	Loss from disposal of property, plant and equipment	-	-	3
	Share-based payment transactions to employees and others	36	25	73
	Finance expenses (income) on short-term deposits	(10)	(14)	5
	Exchange differences on operating activities	(22)	(7)	3

		5	29	178
	Changes in operating asset and liability items:

	Decrease (increase) in accounts receivable	(22)	18	42
	Increase (decrease) in trade payables	19	35	(109)
	Increase (decrease) in other accounts payable	84	(189)	(216)

		81	(136)	(283)

		86	(107)	(105)
(b)	Additional information on cash flows from operating activities:

	Interest received	16	1	11

	Refund of taxes on income	-	-	-

(c)	Non-cash activities:

	Unpaid issuance expenses in connection with the private placement of March 18, 2012	19	-	-

	Unpaid issuance expenses in connection with the public issuance of March 7, 2011	-	25	-

The accompanying notes are an integral part of the financial statements.

B-7

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2012 (UNAUDITED)

NOTE 1:-	GENERAL

a.	A general description of the Company and its activity:

XTL Biopharmaceuticals Ltd. (“the Company”) is engaged in the development of therapeutics, among others, for the treatment of unmet medical needs, improvement of existing medical treatment and business development in the medical realm. The Company was incorporated under the Israeli Companies Law on March 9, 1993. The registered office of the Company is located at 85 Medinat Hayehudim Street, Herzliya 46766, Israel. The Company owns 100% of Xtepo Ltd. (“Xtepo”) and owns 100% of a U.S. company, XTL Biopharmaceuticals Inc. (“XTL Inc.”), which was incorporated in 1999 under the laws of the State of Delaware.

As of the reporting date, the Company is in the planning and preparation stages for implementing Phase 2 clinical trial of rHuEPO drug designed to treat cancer patients with multiple myeloma. As part of these preparations, the Company conducts research which includes the collection of data relating to the level of specific proteins in the blood of a group of patients with multiple myeloma, which will assist in focusing the Phase 2 clinical trial protocol. This collected research data will be integrated in the Phase 2 clinical trial of rHuEPO drug. The Company’s management and its advisors estimate that receipt of an approval to its commence is expected by the end of 2012.

On May 29, 2011, the Company has received from the U.S. Food and Drug Administration (FDA), a sub-unit of the Health and Human Services (HHS), an orphan drug designation for its rHuEPO drug for the treatment of multiple myeloma blood cancer for which it owns a patent through 2019.

An “orphan drug” is defined as a drug for treating diseases that affect a small number of people. In the U.S. an “orphan drug” is defined as a disease affecting fewer than 200,000 people a year. To encourage the development of drugs for these diseases, the different regulatory authorities grant benefits and incentives to developers. The main standard benefit of orphan drugs in the U.S. is receiving seven years marketing exclusivity from the date of approval by the FDA, as far as the FDA gives such approval. Other benefits are local U.S. tax credits on research and development expenses and waiver FDA filing fees.

On March 24, 2011, the Company has entered into a term sheet to acquire the activity of MinoGuard Ltd. (“MinoGuard”), which was founded by Mor Research Applications Ltd. (“Mor”), by an exclusive license to use MinoGuard’s entire technology, including the SAM-101 drug, a combined drug for the treatment of mental disorders focusing on schizophrenia disorder in return for royalties on sales and milestone payments throughout the clinical development process, without making any other payment. This drug is based on a combination of existing anti-psychotic drugs and a recognized medicinal compound (Minocycline).

On November 30, 2011, after all the closing conditions had been met, MinoGuard transaction was completed. For additional details regarding the MinoGuard agreements, see Note 15a to the consolidated financial statements for 2011.

B-8

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2012 (UNAUDITED)

NOTE 1:-	GENERAL (Cont.)

Further, the Company has certain milestone rights in the development of treatment for Hepatitis C (“DOS”) from Presidio Pharmaceuticals Inc. (“Presidio”). Presidio is a U.S. biotechnology company.

The following are the Company’s subsidiaries:

Xtepo - an Israeli privately-held company incorporated in November 2009 and which holds a license for the exclusive use of the patent for rHuEPO drug for multiple myeloma.

XTL Inc. was engaged in development of therapeutics and business development in the medical realm. XTL Inc. has a wholly-owned subsidiary, XTL Development Inc. (“XTL Development”), which was incorporated in 2007 under the laws of the State of Delaware and was engaged in development of therapeutics for the treatment of diabetic neuropathic pain (“Bicifadine”) until November 18, 2008, when the Company announced that the Phase 2b clinical trial of Bicifadine did not meet its endpoints and, as a result, the development of the drug was ceased.

As of the date of the approval of the financial statements, the companies XTL Inc. and XTL Development are inactive.

The Company and its subsidiaries (“the Group”) operate in one business segment.

The Company is a public company traded on the Tel-Aviv Stock Exchange and its American Depository Receipts (ADRs) are quoted on the Pink Sheets.

The interim financial information is reviewed but not audited.

b.	The Company has recurring losses and no revenues from operations at this stage and it is dependent on external financing sources. In March 2012, the Company raised through a private placement and exercise of tradable warrants a total net proceeds of approximately $ 3.75 million (for additional details, see Note 4 below). The Company’s management believes that given the Company’s current business plan, the balances of cash and cash equivalents together with the balances of short-term deposits will enable the Company to fund its activities through at least into 2014. However, the actual amount of cash that the Company will need to fund its operations is subject to many factors, including, but not limited to, the timing, design and execution of the clinical trials of our existing drug candidates, any future projects which may be in-licensed or any other business development activities. For example, changing circumstances and/or in-licenses of new technologies may cause the Company to consume capital significantly faster than the management currently anticipation and the Company may need to spend more money than currently expected because of circumstances beyond its control.

B-9

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2012 (UNAUDITED)

NOTE 1:-	GENERAL (Cont.)

The Company will incur additional losses in 2012 from research and development activities and from current operation which will be reflected in negative cash flows from operating activities. Accordingly, in order to complete the clinical trials to bring a product to market the Company will need to raise additional cash in the future through the issuance of equity securities. However, if the Company is not able to raise additional capital at acceptable terms, the Company may be required to reduce operations or sell or license to third parties some or all of our technologies.

NOTE 2:-	BASIS OF PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS

a.	The condensed consolidated financial information of the Group as of March 31, 2012 and for the interim period of three months then ended (“interim financial information”) has been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”) and includes the additional disclosure requirements in accordance with Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This interim financial information does not contain all the information and disclosures that are required in the framework of the annual financial statements. This interim financial information should be read in conjunction with the annual financial statements for 2011 and the accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and included the additional disclosure requirements in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010.

b.	Estimates - the preparation of the interim financial statements requires the Group’s management to make judgments and to use accounting estimates and assumptions that have an effect on the application of the Group’s accounting policies and on the reported amounts of assets, liabilities and expenses. Actual results could differ from those estimates.

In the preparation of these condensed consolidated interim financial statements, the significant judgments exercised by management in applying the Group’s accounting policies and the uncertainties involved in the key sources of the estimates were identical to those in the consolidated annual financial statements for the year ended December 31, 2011.

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES

The Group’s significant accounting policies and methods of computation adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the annual financial statements for 2011, except for standards, amendments or interpretations to existing standards that became effective and that are mandatory for the accounting periods beginning January 1, 2012, however, their initial adoption had no material effect on the Group’s interim financial information (as well as on the comparative figures).

B-10

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2012 (UNAUDITED)

NOTE 4:-	SIGNIFICANT EVENTS DURING THE PERIOD

a.	On January 29, 2012, 39,000 options which had been granted in 1997 to a service provider expired.

b.	On March 14, 2012, the Company signed a strategic collaboration framework agreement with Clalit Health Services - Clalit Research Institute Ltd. (“the Institute”) and Mor Research Applications Ltd. according to which the Institute provides the Company with the right to receive contents which are based on the Institute’s database in connection with technologies that stem from inventions and patents of Clalit Health Services’ physicians, in projects whose content shall be agreed upon by the Company, the Institute and Mor in advance and in writing.

In consideration for the above, the Company shall pay the Institute the cost basis related to the Institute’s activity in the framework of any project plus an additional 10% of the total royalties Mor is entitled pursuant to its agreements with the Company in connection with each technology where rights were granted to the Company.

This agreement may be terminated by giving a written and advance notice of 180 days by any of the parties on condition that all joint active projects have reached their end.

c.	In March 2012, holders of the Company’s warrants exercised 4,795,000 warrants (series 2) into 4,795,000 Ordinary share of NIS 0.1 par value each at an exercise price equal to NIS 1.05 per share for the total of approximately $ 1.35 million (approximately NIS 5.0 million).

d.	On March 18, 2012, the Company’s Board approved a private placement to institutional and private investors (foreign as well as Israeli) for the total of approximately $ 2.4 million (approximately NIS 9.1 million), net of issuance expenses of approximately $ 19 thousand. According to the private placement, the Company allocated 11,560,362 ordinary shares of the Company of NIS 0.1 par value each, 3,853,454 warrants (series A) and 1,926,727 warrants (series B).

Warrants (series A) are exercisable into one Ordinary share of NIS 0.1 par value from the date of allocation (March 18, 2012) to September 17, 2012 at an exercise price equal to NIS 1.046 per share, linked to the U.S. dollar.

Warrants (series B) are exercisable into one Ordinary share of NIS 0.1 par value from the date of allocation (March 18, 2012) to March 17, 2015 at an exercise price equal to NIS 1.124 per share, linked to the U.S. dollar.

B-11

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2012 (UNAUDITED)

NOTE 4:-	SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

e.	On March 19, 2012, the annual general meeting of shareholders approved the grant of 300,000 options to external directors in the Company that are exercisable into 300,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.58633 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the date of approval by the annual general meeting, using the Black-Scholes model was approximately $ 79 thousand. The option term is for a period of 10 years from the grant date. 33% of the options are exercisable immediately and the remaining options are exercisable in 24 tranches every month over a two-year period.

The value of each option is based on the following assumptions: expected dividend of 0%, expected standard deviation of 153%, risk-free interest rate of 4.08% and expected life of 6 years.

NOTE 5:-	EVENTS AFTER THE REPORTING PERIOD

On April 12, 2012, in the Board’s meeting, the following issues were approved:

a.	Appointing Dr. Ben-Zion Weiner as an independent director in the Company.

b.	Allocating 1,810,000 options as follows: 1,710,000 options to the Company’s Deputy CEO and CFO, 100,000 options to employees in the Company that are exercisable into 1,810,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.9 per share. Pursuant to the guidance of IFRS 2, the fair value of all options on the grant date (the date of approval by the Company’s Board), using the Black-Scholes model was approximately $399 thousand. The option term is for a period of 10 years from the grant date. The options are exercisable in twelve equal tranches every quarter over a three-year period.

The value of each option is based on the following assumptions: expected dividend of 0%, expected standard deviation of 153.85%, risk-free interest rate of 3.67%-4.22% and expected life of 5 to 6.5 years.

c.	Convening an extraordinary meeting of the Company’s shareholders to approve the allocation of 5,908,000 options as follows: 4,408,000 options to a director in the Company 1,500,000 options to the Company’s CEO that are exercisable into 5,908,000 Ordinary shares of NIS 0.1 par value each at an exercise price equal to NIS 0.9 per share. The option term is for a period of 10 years from the grant date. The options will be exercisable in twelve equal tranches every quarter over a three-year period.

This grant of options is subject to the approval of the Company’s shareholders in the extraordinary shareholders meeting that will be held on May 22, 2012.

B-12

XTL BIOPHARMACEUTICALS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2012 (UNAUDITED)

NOTE 5:-	EVENTS AFTER THE REPORTING PERIOD (Cont.)

d.	The Company signed a non-binding letter of intent with a company (“the Target Company”) to acquire all of the share capital of the Target Company in consideration for shares of XTL as well as milestone payments throughout the clinical development of the Target Company’s products, in cash or in shares of XTL. To the best of the Company’s knowledge, the Target Company is developing combination therapies which are based on currently marketed drugs that treat two clinical conditions simultaneously: osteoarthritis pain or ADHD and hypertension.

To the best of XTL’s knowledge, The Target Company has been approved by the FDA to commence phase 3 trials its for drugs that treat osteoarthritis pain and hypertension. As of the date of the approval of the financial statements, a binding agreement between the parties has not yet been completed and the parties continue negotiations. The Company acts to complete the above transaction as soon as possible.

- - - - - - - - - - - -

B-13

BDO Ziv Haft Consulting Group

Employee Stock Option Valuation

XTL Biopharmaceuticals Ltd.

GRANT: April 2012

BDO ZIV HAFT CONSULTING & MANAGEMENT LTD.

BDO Ziv Haft Consulting & Management Ltd. is a separate legal entity and is an affiliated company of BDO Ziv Haft, an Israeli limited liability partnership and national professional service firm

B-14

ESOP Valuation May 2012

May 2012

Dear Sir/Madame,

In accordance with a request by XTL Biopharmaceuticals Ltd. (hereinafter: “The Company” or “XTL”), BDO Ziv Haft Consulting & Management Ltd. (hereinafter: “BDO”) has evaluated the fair value of the employee stock option plan (hereinafter: “The Options”) granted by the Company during the second quarter of 2012.

The purpose of this analysis is to estimate the fair value of The Options for the financial statements of the Company. Our estimate does not refer to past expense and revaluations.

The calculation of the fair value of The Options is based upon data and information delivered to us by the Company and correspondence with management.

While making this appraisal, BDO used the data and information supplied by the Company without examining its correctness and completeness. The data and information received from the Company were assumed correct, and any reliance thereof is neither confirmation nor verification of their validity. BDO and its workers are not responsible for the completeness or accuracy of the aforementioned data, or for any inaccuracy, error, omission or any other fault caused by using the aforementioned data.

The valuation of The Options involves assumptions, estimates and forecasts, yet supposed to reasonably assess their fair value based on the available information at the time of the evaluation. Any change in the different variables or supplemental information may affect the outcomes of the evaluation, and consequently the conclusions of the analysis.

This report may be required, by Israel Securities Authority, to be included in the Company’s financial reports and we hereby do not object for such inclusion.

B-15

ESOP Valuation May 2012

This report is solely for the use of the client and its auditors. No part of it may be circulated, quoted or reproduced for distribution outside the client organization without the prior written approval from BDO. It is not intended to, and may not, be relied upon by any other party and, therefore, any other person or entity who received this report or the information contained herein, with BDO permission or otherwise, is hereby put on notice that (1) they are responsible for their own analyses and may not rely on any information contained herein, and (2) BDO makes no representations or warranties, including as to the accuracy or completeness of the information contained herein or any other written or oral communication transmitted or made available to (the third party) and expressly disclaims any and all liabilities based on such information or on omissions there from. In addition, BDO reserves the right to update the evaluation in light of new information, which was not introduced prior to this analysis.

All data, unless otherwise stated, is in NIS terms.

We would be delighted to be of any assistance.

Sincerely yours,

BDO Ziv Haft

Consulting & Management Ltd.

B-16

ESOP Valuation May 2012

Table of Contents

1.	Executive Summary	B-18

2.	Option Valuation	B-19

2.1.	Main Assumptions	B-19

2.1.1.	Plan Properties	B-19
2.1.2.	Risk Free Rates	B-20
2.1.3.	Volatility	B-20
2.1.4.	Expected Term – Exercise Behavior	B-20
2.1.5.	Share Price	B-20
2.1.6.	Exercise Price	B-20
2.1.7.	Forfeiture Rates	B-21
2.1.8.	Dividend Yield	B-21

3.	Results	B-22

3.1.	Black – Scholes Model - Fair Value and Expenses to be Recognized	B-22

B-17

ESOP Valuation May 2012

1.	Executive Summary

The Company granted its employees one ESO grant during Q2 2012. 1,710,000 options were granted on April 12, 2012 to the Chief Financial Officer and 100,000 options were granted to two of the employees.

XTL has chosen to evaluate the Options using the Black – Scholes model.

The following table specifies the fair value of the Options granted during Q2 2012 to the Chief Financial Officer and the employees, and the allocation of the expenses according to the graded-vesting method:

Group Name	No. of Options Issued	Options Expected to Vest	Fair Value (NIS)
Chief Financial Officer	1,710,000	1,710,000	1,418,708
Employees	100,000	100,000	82,965
Total	1,810,000	1,810,000	1,501,674

Period	Chief Financial Officer Expense (NIS)	Employees Expense (NIS)	Total Expense (NIS)
Quarter 2, 2012	318,500	18,626	337,125
Quarter 3, 2012	264,244	15,453	279,697
Quarter 4, 2012	197,336	11,540	208,876
Quarter 1, 2013	155,329	9,084	164,412
Quarter 2, 2013	124,473	7,279	131,752
Quarter 3, 2013	100,049	5,851	105,899
Quarter 4, 2013	79,825	4,668	84,493
Quarter 1, 2014	62,564	3,659	66,223
Quarter 2, 2014	47,507	2,778	50,286
Quarter 3, 2014	34,155	1,997	36,152
Quarter 4, 2014	22,159	1,296	23,455
Quarter 1, 2015	11,269	659	11,928
Quarter 2, 2015	1,299	76	1,375
Total	1,418,708	82,965	1,501,674

The Fair Value as of the grant date, according to the exchange rate (as of 12.04.12- 3.76 NIS/US$) is US$ 399,381.

B-18

ESOP Valuation May 2012

2.	Option Valuation

2.1.	Main Assumptions

2.1.1.          Plan Properties

  The granted options vest in the following vesting schedules:

8.33% of the options vest at the end of every sequential quarter from the grant day (April 12, 2012) in which after 36 months all options would be exercisable.

The properties of the granted options are presented in the following table:

Grant No. 1	Apr-12

Date	12/04/2012
Share Price	0.88
Exercise Price	0.90
Contractual Term	10 Years

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ESOP Valuation May 2012

2.1.2.	Risk Free Rates

As both the exercise price and the share price of the granted options are in NIS terms, the annual risk free rates are the appropriate yield rates of non index-linked Israeli government bonds for the expected term. The risk free rate for the granted options ranges from 3.67% to 4.22%.

2.1.3.	Volatility

Based on the historical prices of XTL’s share, the expected volatility was set at 153.85%, the average of the volatility during the expected term period.

2.1.4.	Expected Term – Exercise Behavior

We have implemented SAB110 simplified method in estimating the Options’ expected term. The calculated expected term according to this method ranges from 5 to 6.5 years.

2.1.5.	Share Price

The share price is according to the market fair value, which was worth 0.883 NIS at the grant day.

2.1.6.	Exercise Price

The exercise price was set at 0.9 NIS.

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ESOP Valuation May 2012

2.1.7.	Forfeiture Rates

According to data received from XTL’s management, the annual forfeiture rates are estimated at 0%.

2.1.8.	Dividend Yield

The management expects an annual dividend yield of 0%.

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ESOP Valuation May 2012

3.	Results

3.1.	Black – Scholes Model - Fair Value and Expenses to be Recognized

The results using the Black - Scholes model are detailed in the following tables. The second table shows the recognized ESO expenses for vesting period of the grants. XTL recognizes expense using the graded vesting method. As the grant date is not synchronized with calendar quarters, the expenses per quarter were allocated by the weighted time remaining in each quarter according to the grant date:

Group Name	No. of Options Issued	Options Expected to Vest	Fair Value (NIS)
Chief Financial Officer	1,710,000	1,710,000	1,418,708
Employees	100,000	100,000	82,965
Total	1,810,000	1,810,000	1,501,674

Period	Chief Financial Officer Expense (NIS)	Employees Expense (NIS)	Total Expense (NIS)
Quarter 2, 2012	318,500	18,626	337,125
Quarter 3, 2012	264,244	15,453	279,697
Quarter 4, 2012	197,336	11,540	208,876
Quarter 1, 2013	155,329	9,084	164,412
Quarter 2, 2013	124,473	7,279	131,752
Quarter 3, 2013	100,049	5,851	105,899
Quarter 4, 2013	79,825	4,668	84,493
Quarter 1, 2014	62,564	3,659	66,223
Quarter 2, 2014	47,507	2,778	50,286
Quarter 3, 2014	34,155	1,997	36,152
Quarter 4, 2014	22,159	1,296	23,455
Quarter 1, 2015	11,269	659	11,928
Quarter 2, 2015	1,299	76	1,375
Total	1,418,708	82,965	1,501,674

The Fair Value as of the grant date, according to the exchange rate (as of 12.04.12- 3.76 NIS/US$) is US$ 399,381.

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XTL BIOPHARMACEUTICALS LTD.

INTERIM FINANCIAL REPORTING

AS OF MARCH 31, 2012

SEPARATE FINANCIAL INFORMATION DISCLOSED IN ACCORDANCE WITH REGULATION 38D TO THE ISRAELI SECURITIES REGULATIONS (PERIODIC AND IMMEDIATE REPORTS), 1970

UNAUDITED

- - - - - - - - - - - -

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Special review report of the separate financial information according to regulation

38d’ of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970

Introduction

We have reviewed the accompanying interim separate financial information set forth in regulation 38d’ of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970 of XTL Biopharmaceuticals Ltd (hereafter - the Company), as of March 31, 2012 and for the three-month periods then ended. The Board of Directors and management are responsible for the preparation and fair presentation of this interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Israeli Review Standard No. 1, issued by the Israeli Institute of Certified Public Accountants, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim separate financial information is not prepared, in all material respects, in accordance with regulation 38d’ of the Israeli Securities Regulations (Periodic and Immediate Reports) - 1970.

Tel-Aviv, Israel	Kesselman & Kesselman
May 9, 2012	Certified Public Accountants (lsr.)
A member firm of PricewaterhouseCoopers International Limited

Kesselman & Kesselman, Trade Tower, 25 Hamered Street, Tel-Aviv 68125, Israel, P.O Box 452 Tel-Aviv 61003 Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.co.il

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XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Assets and Liabilities Included in the Consolidated Financial Statements
Attributable to the Company Itself as a Parent

	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3,934	451	65
Short-term deposits	-	575	192
Accounts receivable	72	82	61
Receivables for investees	66	36	77
Restricted deposits	21	21	21

	4,093	1,165	416
NON-CURRENT ASSETS:
Property, plant and equipment	32	37	32
Intangible assets	5	64	5

	37	101	37

Net amount attributable to equity holders of the parent of total assets less total liabilities reflecting in the consolidated financial statements financial information of investees	3,733	3,797	3,706

Total assets attributable to the Company itself as a parent	7,863	5,063	4,159

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	52	165	33
Payables for investees	337	50	173
Other accounts payable	612	550	509

	1,001	765	715
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Ordinary share capital	5,772	5,335	5,335
Share premium	144,699	141,382	141,385
Accumulated deficit	(143,609)	(142,419)	(143,276)

Total equity	6,862	4,298	3,444

Total liabilities and equity	7,863	5,063	4,159

The accompanying notes and additional information are an integral part of the financial data.

Amit Yonay	David Grossman	Ronen Twito
Chairman of the Board	Director and CEO	Deputy CEO and CFO

Date of approval of the financial statements by the Company’s Board: May 9, 2012.

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XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Income and Expenses Included in the Consolidated Financial Statements
Attributable to the Company Itself as a Parent

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands

Research and development expenses	17	43	158
General and administrative expenses	365	271	1,002
Other losses, net	-	-	(3)

Operating loss	(382)	(314)	(1,163)

Finance income	12	16	45
Finance expenses	3	14	8

Finance income, net	9	2	37

Loss after financing	(373)	(312)	(1,126)

Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the condensed consolidated financial statements operating results of investees	4	10	(81)

Loss for the period attributable to the Company itself as a parent	(369)	(302)	(1,207)

The accompanying notes and additional information are an integral part of the financial data.

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XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements
Attributable to the Company itself as a Parent

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011
	Unaudited		Audited
	U.S. dollars in thousands
Cash flows from operating activities:

Comprehensive loss for the period	(369)	(302)	(1,207)
Adjustments to reconcile loss to net cash used in operating activities (a)	104	(91)	(3)
Net cash flows from operating activities relating to transactions with investees	152	(673)	(591)

Net cash used in operating activities	(113)	(1,066)	(1,801)

Cash flows from investing activities:

Decrease in restricted deposit	-	25	25
Decrease (increase) in short-term bank deposits	192	(575)	(190)
Purchase of property, plant and equipment	(1)	(9)	(12)
Other investments	-	(3)	(8)

Net cash provided by (used in) investing activities	191	(562)	(185)

Cash flows from financing activities:

Proceeds from issue of shares and warrants	2,437	1,766	1,741
Proceeds from exercise of warrants	1,333	-	3

Net cash provided by financing activities	3,770	1,766	1,744

Increase (decrease) in cash and cash equivalents	3,848	138	(242)

Gains (losses) from exchange differences on cash and cash equivalents	21	4	(2)

Cash and cash equivalents at the beginning of the period	65	309	309

Cash and cash equivalents at the end of the period	3,934	451	65

The accompanying notes and additional information are an integral part of the financial data.

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XTL BIOPHARMACEUTICALS LTD.

Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Cash Flows Included in the Consolidated Financial Statements
Attributable to the Company itself as a Parent

		Three months ended March 31,		Year ended December 31,
		2012	2011	2011
		Unaudited		Audited
		U.S. dollars in thousands
(a)	Adjustments to reconcile loss to net cash used in operating activities:

	Income and expenses not involving cash flows:

	Depreciation and amortization	1	25	94
	Loss from disposal of property, plant and equipment	-	-	3
	Share-based payment transactions to employees and others	36	25	73
	Finance expenses on short-term deposits	-	-	(2)
	Exchange differences on operating activities	(21)	(4)	2
	Net amount attributable to equity holders of the parent of total income less total expenses reflecting in the condensed consolidated financial statements operating results of investees	(4)	(10)	81

		12	36	251
	Changes in operating asset and liability items:

	Decrease (increase) in accounts receivable	(11)	26	47
	Increase (decrease) in trade payables	19	36	(96)
	Increase (decrease) in other accounts payable	84	(189)	(205)

		92	(127)	(254)

		104	(91)	(3)
(b)	Non-cash activities:

	Unpaid issuance expenses in connection with the private placement of March 18, 2012	19	-	-

	Unpaid issuance expenses in connection with the public issuance of March 7, 2011	-	25	-

The accompanying notes and additional information are an integral part of the financial data.

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XTL BIOPHARMACEUTICALS LTD.

Notes and Additional Information to the Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

a.	Definitions:

The Company	-	XTL Biopharmaceuticals Ltd.

The separate interim financial information	-	separate interim financial information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Unless stated otherwise, all the terms used within the scope of the separate interim financial information are as these terms are defined in the condensed consolidated financial statements of the Company as of March 31, 2012 and for the three months period then ended (“condensed interim consolidated statements”).

Investee	-	subsidiary

Intragroup transaction	-	transactions of the Company and subsidiaries

Intragroup balances, income and expenses and cash flows	-	balances, income and expenses and cash flows, as the case may be, resulting from intragroup transactions that have been eliminated in the consolidated statements

b.	The principles of preparation of the separate financial information:

The separate interim financial information has been prepared in conformity with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (“Periodic Report Regulations”). Accordingly, financial data of the interim consolidated statements of the corporation as stated in Regulation 9c to the Periodic Report Regulations (“Regulation 9c”), with the obligated changes, will be disclosed in the interim statement along with the auditors’ review report.

Accordingly, the separate interim financial information comprises financial data of the condensed consolidated financial statements of the Company as of March 31, 2012 and for the three months period then ended (“condensed interim consolidated financial statements”) attributable to the Company itself as the parent.

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XTL BIOPHARMACEUTICALS LTD.

Notes and Additional Information to the Separate Interim Financial Information disclosed in accordance with Regulation 38d to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

Note 1:-	Basis of Preparation of the Separate Financial Information Disclosed in accordance with Regulation 38D to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 (Cont.)

This separate interim financial information should be read in conjunction with the condensed interim consolidated financial statements and with the separate financial information of the Company as of December 31, 2011 and for each of the three years in the period then ended (“the Company’s separate financial information for 2011”) and the accompanying notes which have been prepared in accordance with Regulation 9c to the Periodic Report Regulations, as well as particulars specified in the Tenth Addendum to these Regulations and subject to the clarifications specified in the “Clarification Regarding the Separate Financial Statement of the Corporation” which was published on the website of the Israeli Securities Authority on January 24, 2010 and which address how to apply said Regulation and Addendum (“IAS Staff Clarification”).

The significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information are consistent with those followed in the preparation of the Company’s separate financial information for 2011 as elaborated therein.

The interim financial information is reviewed but not audited.

The separate interim financial information does not constitute financial statements, including separate financial statements, which are prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) in general, and the provisions of International Accounting Standard 27, “Consolidated and Separate Financial Statements” in particular and it does not constitute interim financial information prepared in accordance with IAS 34, “Interim Financial Reporting”.

Nonetheless, the accounting policy specified in Note 3 to the condensed interim consolidated financial statements regarding the significant accounting policies and the method by which the financial data were classified in the condensed interim consolidated financial statements were applied for the purpose of presenting the separate interim financial information and this with the obligated changes resulting from the above regarding the significant accounting policies and methods of computation adopted in the preparation of the separate interim financial information.

Note 2:-	Relations, Engagements, Loans, Material Investments and Transactions Between the Company and Its Investees

In March 2012, the Company invested a current intragroup balance with a wholly-owned subsidiary, XTL Biopharmaceuticals Inc., by way of contribute to capital an amount of approximately $ 23 thousand already previously advanced to XTL Biopharmaceuticals Inc.

- - - - - - - - - - - -

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APPENDIX A

Interim report on the effectiveness of internal control over financial reporting and disclosure pursuant to the Israeli Regulation 38c(a)

Management, under the supervision of the board of directors of XTL Biopharmaceuticals Ltd. (“the Company”), is responsible for planning and maintaining adequate internal control over financial reporting and disclosure in the Company. The executive officers in charge are:

1.	Mr. David Grossman, CEO.
2.	Mr. Ronen Twito, Deputy CEO and CFO.

Internal control over financial reporting and disclosure consists of the Company’s existing controls and procedures that have been planned by the CEO and the most senior officer in finance or under their supervision, or by the equivalent acting officers, under the governance of the Company’s board of directors, designed to provide reasonable assurance about the reliability of financial reporting and the preparation of the financial statements in compliance with applicable laws, and guarantee that all information that the Company is required to disclose in the financial statements issued by law is collected, processed, summarized and reported in a timely manner and according to the format prescribed by law.

Among other things, internal control includes controls and procedures planned to guarantee that all information that the Company is required to disclose as above is gathered and transferred to the Company’s management, including the CEO and the most senior officer in finance, or the equivalent acting officers, in order to allow decision making on a timely basis with respect to the disclosure requirement.

Because of its inherent limitations, internal control over financial reporting and disclosure is not designed to provide absolute assurance that misstatements or omissions of information in the financial statements will be prevented or detected.

In its annual report on the effectiveness of internal control over financial reporting and disclosure which is attached to the periodic report for the period ended December 31, 2011 (“the latest annual report on internal control”), the management and the board of directors have assessed the Company’s internal control; based on this assessment, the Company’s management and the board of directors have concluded that the Company’s internal control as above as of December 31, 2011 is effective.

Through the date of this report, no events or circumstances have been brought to the knowledge of the board of directors and management that are liable to change the assessment of the effectiveness of internal control, as it is expressed in the latest annual report on internal control.

As of the date of this report, based on the assessment of the effectiveness of internal control in the latest annual report on internal control, and based on information brought to the knowledge of management and the board of directors, as above, internal control is effective.

D-1

Chief Executive Officer’s Statement pursuant to the Israeli Regulation 38c(d)(1):

Letter of Representation

Chief Executive Officer’s Statement

I, David Grossman, hereby declare that:

(1)	I have reviewed the quarterly report of XTL Biopharmaceuticals Ltd. (“the Company”) for the first quarter of 2012 (“the reports”).

(2)	To my knowledge, the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)	To my knowledge, the financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the reports.

(4)	I have disclosed to the Company’s auditor, to the Company’s board of directors and audit committee, based on my latest evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure that are liable to reasonably adversely affect the Company’s ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)	Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)	Have established controls and procedures, or have secured the establishment and existence under my supervision of such controls and procedures, designed to guarantee that material information relating to the Company, including its consolidated companies as they are defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the consolidated companies, particularly during the period of the preparation of the reports; and

(b)	Have established controls and procedures, or have secured the establishment and existence under my supervision of such controls and procedures, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.

D-2

(c)	Have not been made aware of any event or circumstance that occurred in the period from the date of the latest report through the date of this report, that is to modify the conclusion of the management and the board of directors regarding the effectiveness of the Company’s internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

May 9, 2012
Date	David Grossman, CEO

D-3

Chief Financial Officer’s Statement pursuant to Regulation 38c(d)(2):

Letter of Representation

Deputy CEO and Chief Financial Officer’s Statement

I, Ronen Twito, hereby declare that:

(1)	I have reviewed the interim financial statements and the other financial information included in the interim reports of XTL Biopharmaceuticals Ltd. (“the Company”) for the first quarter of 2012 (“the reports” or “the interim reports”).

(2)	To my knowledge, the interim financial statements and any other financial information included in the reports do not contain any misrepresentation of any material facts and do not omit any representation of any material facts that are needed in order for the representations included therein, in view of the circumstances under which such representations were included, not to be misleading with reference to the period of the reports.

(3)	To my knowledge, the interim financial statements and any other financial information included in the reports adequately reflect, in all material respects, the financial position, operating results and cash flows of the Company for the dates and periods addressed in the reports.

(4)	I have disclosed to the Company’s auditor, to the Company’s board of directors and audit committee, based on my latest evaluation of internal control over financial reporting and disclosure:

(a)	All the significant deficiencies and the material weaknesses in the establishment or operation of internal control over financial reporting and disclosure, to the extent that it refers to the interim financial statements and any other financial information included in the interim reports, that are liable to reasonably adversely affect the Company’s ability to record, process, summarize or report financial information in a manner that is to impair the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law; and

(b)	Any fraud, whether material or not, that involves the CEO or direct subordinates thereto or that involves other employees with a significant role in internal control over financial reporting and disclosure.

(5)	I, alone or along with others in the Company:

(a)	Have established controls and procedures, or have secured the establishment and existence under our supervision of such controls and procedures, designed to guarantee that material information relating to the Company, including its consolidated companies as they are defined in the Israeli Securities Regulations (Annual Financial Statements), 2010, is brought to my knowledge by others in the Company and in the consolidated companies, particularly during the period of the preparation of the reports; and

(b)	Have established controls and procedures, or have secured the establishment and existence under my supervision of such controls and procedures, designed to reasonably guarantee the reliability of financial reporting and the preparation of the financial statements in accordance with applicable law, including according to generally accepted accounting principles.

D-4

(c)	Have not been made aware of any event or circumstance that occurred in the period from the date of the latest report through the date of this report, that relates to the interim financial statements and to any other financial information included in the interim reports that is to modify, in my evaluation, the conclusion of management and the board of directors regarding the effectiveness of the Company’s internal control over financial reporting and disclosure.

There is nothing in the aforesaid to derogate from my responsibility or the responsibility of anyone else, pursuant to any law.

May 9, 2012
Date	Ronen Twito, Deputy CEO and CFO

D-5

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

Cautionary Statement

Some of the statements included in this Form 6-K may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: May 9, 2012	By:	/s/ David Grossman
David Grossman
Chief Executive Officer

4